SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2006

Comission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2006. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of March 31, 2006, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Stateward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

Revenues

Total revenues during the three-month period ended March 31, 2006 was Ps. 1,008.4 million, a 7.9%, or Ps. 73.9 million, increase from the Ps. 934.4 million generated in the same period of 2005 due to higher long distance traffic and data, internet and local services revenues.

Long Distance. Revenues derived from our long distance services for the three-month period ended March 31, 2006 increased 5.0%, or Ps. 24.1 million, to Ps. 502.3 million from Ps. 478.3 million in the same period in 2005. The increase in revenue was mainly due to higher long distance traffic, which fully offset the decrease in long distance rates. Average long distance rates were approximately 11.0% lower in the three month period ended March 31, 2006, compared to the same period of 2005. Total volume of minutes handled increased 33.2% to 1,056.7 million in the three-month period ended March 31, 2006 from 793.1 million minutes for the same period of 2005. The increase in volume was primarily due to greater inbound and domestic long distance traffic from our business unit. Total lines in service decreased 4.8% from 451,805 at March 31, 2005 to 430,139 at March 31, 2006 as a result of focusing our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 49.8% and 51.2% of our total revenues during the three-month periods ended March 31, 2006 and March 31, 2005, respectively.

Data, Internet and Local Services. During the three-month period ended March 31, 2006, data, internet and local service revenues reached Ps. 506.1 million, a 10.9%, or Ps. 49.9 million, increase from the Ps. 456.2 million recorded during the same period of 2005. This increase was primarily due to the sustained growth of our internet and local services. Our internet services increased, in large part because we began offering our VoIP technology service for residential customers in February of 2005. Our data, internet and local service segment has consistently increased its share of our revenue and represented 50.2% of our total revenues during the three-month period ended March 31, 2006, compared to 48.8% during the same period in 2005.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V. (“Telmex”), international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 18.8%, or Ps. 60.1 million, to Ps. 379.6 million for the three-month period ended March 31, 2006 from Ps. 319.5 million recorded during the three-month period ended March 31, 2005. The growth in cost of services was the result of a 26.8% increase in cost of the long distance services, to Ps. 258.9 million for the three-month period ended March 31, 2006 from Ps. 204.1 million recorded during the same period of 2005 due to a 33.2% increase in volume of traffic and a reduction in the international settlement rates we pay to foreign carriers. Additionally, the growth in cost of services was also due to 4.7% increase in cost of data, internet and local services, to Ps. 120.7 million for the three-month period ended March 31, 2006 from Ps. 115.4 million recorded during the same period of 2005, because our customer base for those services increased.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2006 increased 2.3%, or Ps. 13.9 million, to Ps. 628.8 million from Ps. 614.9 million in the same period in 2005.

Our gross profit increased as a result of higher revenues in our data, internet and local services. Our data, internet and local services gross profit increased 13.1%, or Ps. 44.5 million, to Ps. 385.3 million in the three-month period ended March 31, 2006 from Ps. 340.8 million recorded in the same period of 2005; while our long distance gross profit decreased 11.2%, or Ps. 30.6 million, to Ps. 243.5 million in the three-month period ended March 31, 2006 from Ps. 274.1 million recorded in the same period of 2005.

Our gross margin, defined as gross profit as a percentage of total revenues, was 62.4% in the three-month period ended March 31, 2006 as compared to 65.8% reported in the same period in 2005.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 2.5%, or Ps. 9.0 million, to Ps. 350.1 million in the three-month period ended March 31, 2006 from Ps. 359.1 million recorded in the same period in 2005, as a result of lower billing and collection expenses.

For the three-month period, ended March 31, 2006 and March 31, 2005, administration, selling and other operating expenses represented 34.7% and 38.4% of total revenues, respectively. This decrease, in the percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization increased 8.5%, or Ps. 18.7 million, to Ps. 238.1 million in the three-month period ended March 31, 2006, from Ps. 219.4 million for the same period of 2005. This increase is mainly the result of an accelerated depreciation of our telecommunication network during the three-month period of 2006, which did not occur during 2005.

Operating income

Due to the factors described above, operating income increased 11.5%, or Ps. 4.2 million, to Ps. 40.7 million in the three-month period ended March 31, 2006, from Ps. 36.5 million recorded in the three-month period ended March 31, 2005.

Comprehensive financial result

During the three-month period ended March 31, 2006, our comprehensive financial loss was Ps. 140.6 million, compared to a Ps. 88.1 million loss reported during the same period in 2005. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	(in millions of constant pesos)
	2005	2006
Interest expense	(116.8)	(106.8)
Interest income	5.5	10.7
Exchange (loss) gain, net	(9.0)	(71.5)
Gain from monetary position	32.1	26.9

Comprehensive financial result, net	(88.1)	(140.6)

Interest expense decreased 8.5%, or Ps. 10.0 million, to Ps. 106.8 million in the three-month period ended March 31, 2006, from Ps. 116.8 million in the same period of the previous year due to a 3.0% appreciation of the Peso against the U.S. dollar for the period March 31, 2005 through March 31, 2006, coupled with a decrease in our indebtedness mainly as a result of principal amortization of the 8.0% senior notes due 2010 on December 30, 2005.

Interest income increased to Ps. 10.7 million in the three-month period ended March 31, 2006, from Ps. 5.5 million recorded in the comparable period of 2005, due to a higher average cash balance.

Exchange loss for the three-month period ended March 31, 2006 was Ps. 71.5 million compared to an exchange loss of Ps. 9.0 million recorded during the same period of 2005. We recorded a foreign exchange loss as a result of a 2.2% depreciation of the Peso against the U.S. dollar during the three-month period ended March 31, 2006, while during the same period of 2005 the Peso depreciated 0.3% against the U.S. dollar.

Gain from monetary position totaled Ps. 26.9 million for the three-month period ended March 31, 2006 compared to Ps. 32.1 million for the three-month period ended March 31, 2005. The decrease in the gain from monetary position for the three-month period ended March 31, 2006, when compared to the same period of the previous year, was due to a decrease in our net monetary position as a result of higher cash balance.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each entity. For the three-month periods ended March 31, 2006 and March 31, 2005, Servicios Alestra recorded an asset tax of Ps. 0.7 million and Ps. 0.8 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the three-month periods ended March 31, 2006 or March 31, 2005.

Net Income (loss)

During the three-month period ended March 31, 2006 we recorded a net loss of Ps. 99.6 million compared to a net loss of Ps. 50.2 million during the same period of 2005. Although our operating income increased during the first quarter of 2006, when compared to the first quarter of 2005, net income (loss) was affected by higher comprehensive financial loss as a result of higher exchange loss during the first quarter of 2006, as compared to the same period of 2005.

Current Liquidity

As of March 31, 2006, December 31, 2005 and March 31, 2005 we had Ps. 1,113.0 million, Ps. 927.8 million and Ps. 786.5 million of unrestricted cash available, respectively. Our unrestricted cash balance increased Ps. 326.5 million from March 31, 2005 to March 31, 2006 due to our continuing positive operating results. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of March 31, 2006, we had cash of Ps. 93.5 million and temporary investments of Ps. 1,019.5 million, of which Ps. 1,016.2 million are in U.S. dollar-denominated instruments and Ps. 3.3 million are in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of March 31, 2006, December 31, 2005 and March 31, 2005, our ratio of current assets to current liabilities was 1.31x, 1.25x and 1.65x, respectively. Our ratio of current assets to current liabilities as of March 31, 2006 includes as current liabilities the total principal amortization of the corresponding senior notes due 2006 that were paid on May 2006 and also the corresponding amortization of the senior notes due 2010 that will be payable on June 2006 and December 2006.

	As of March 31, 2006	As of December 31, 2005	As of March 31, 2005
(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.1,113.0	Ps.927.8	Ps.786.5
Current ratios (times)	1.31x	1.25x	1.65x

Net debt during the three-month period ended March 31, 2006 was reduced by $9.2 million to $292.6 million from $301.9 million recorded on December 31, 2005, which is also lower than the $335.4 million of net debt as of March 31, 2005. The reduction in net debt from December 31, 2005 to March 31, 2006 is mainly explained by a $17.1 million increase in our cash balance and a $9.0 million increase in current interest accruals.

On May 15, 2006 we paid to the holders of our senior notes due 2006 and 2009 interest in the amount of $5.1 million and also we paid all of our then outstanding senior notes due 2006 in the amount of $37.1 million from our internally-generated funds.

Capital expenditures during the three-month period ended March 31, 2006 amounted to Ps. 120.4 million, Ps. 44.8 million higher than the Ps. 75.6 million invested in the same period of 2005.

Indebtedness

As of March 31, 2006, $298.1 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semi-annually in cash in arrears on June 30 and December 30, were outstanding. The principal amortization of the senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005. We also had outstanding $37.1 million aggregate principal amount of our 12.125% senior notes due 2006, which matured in May 15, 2006, and $45.9 million of our 12.625% senior notes due 2009, which pay interest semi-annually in cash in arrears on May 15 and November 15. On May 15, 2006, we paid $37.1 million of our senior notes 2006 principal.

We have an outstanding credit facility with Hewlett Packard Operations México, S. de R.L. de C.V. As of March 31, 2006, its balance was $2.3 million. Such amount, which is being paid through monthly principal amortizations, is subject to an average annual fixed interest rate of 6.9%. Final maturity of this facility is in January 2007.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of March 31, 2006 of $2.1 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a capital lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of March 31, 2006 of $1.8 million. Final maturity of this facility is in October 2008.

Legal Proceedings

Senior Notes Litigation

In September 2003, WRH commenced an action against us, our equity holders, and the trustee of the indentures governing our senior notes due 2006 and 2009 (the “Trustee”) in the United States District Court for the Southern District of New York (the “Court”). The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for partial summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the Court granted our motion for partial summary judgment and dismissed WRH’s cross-motion for partial summary judgment; the Court memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH filed its first amended complaint alleging, among other things, that it had elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the Trustee moved to dismiss WRH’s first amended complaint. On February 23, 2006 the litigation was transferred to a new judge, who issued an order on March 16, 2006 allowing WRH to file a second amended complaint; the second amended complaint is currently due to be filed, if WRH so elects, on June 12, 2006. In granting WRH leave to file a second amended complaint, the Court did not rule on the merits of the defendants’ motions to dismiss and informed WRH that the second amended complaint would be its last chance to file an amended complaint. If WRH elects to file a second amended complaint, the defendants will be permitted to file motions to dismiss seeking dismissal of the second amended complaint with prejudice.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 and 2006

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2006)

	December 31, 2005		Unaudited March 31, 2006
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	927,754	Ps	1,113,027
Trade receivables, net		356,732		368,659
Due from affiliates and other related parties		225,507		166,657
Recoverable taxes		234		220
Other receivables		49,590		52,851
Prepaid expenses		36,254		62,280
Other current assets		21,593		37,403

Total current assets		1,617,664		1,801,097

PROPERTY AND EQUIPMENT, NET		5,282,308		5,338,341
DEFERRED CHARGES AND OTHER ASSETS, NET		648,922		585,886
INTANGIBLE ASSET DERIVED FROM THE ACTUARIAL COMPUTATION OF LABOR OBLIGATION		20,954		20,713

Total assets		7,569,848		7,746,037

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		198,072		157,929
Other accounts payable		214,215		153,682
Senior notes		531,778		539,380
Notes payable and capital leases		47,063		43,231
Due to affiliates and other related parties		114,590		116,388
Other accounts payable and accrued expenses		184,592		362,620

Total current liabilities		1,290,310		1,373,230

LONG-TERM LIABILITIES:
Senior notes		3,583,097		3,634,325
Notes payable and capital leases		31,662		15,328
Due to affiliates and other related parties		183,309		203,361
Estimated liabilities for seniority premiums and pension plans		104,655		106,838

Total liabilities		5,193,033		5,333,082

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		121,061		121,061

Contributed capital		1,302,407		1,302,407
Retained earnings		1,074,963		1,111,097

Total majority interest		2,377,370		2,413,504
Total minority interest		555		549

Total stockholders’ equity		2,376,815		2,412,955

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	7,569,848	Ps	7,746,037

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2006)

	Three months period ended March 31,
	2005		2006
REVENUES
Long distance services	Ps	478,255	Ps	502,327
Data, internet and local service		456,177		506,059

		934,432		1,008,386
COST OF SERVICES (excluding depreciation):
Long distance services		(204,142)		(258,858)
Data, internet and local service		(115,372)		(120,743)

		(319,514)		(379,601)
Administration, selling and other operating expenses		(359,071)		(350,056)
Depreciation and amortization		(219,389)		(238,069)

Operating income		36,458		40,660

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(116,816)		(106,835)
Interest income		5,538		10,721
Exchange loss, net		(8,956)		(71,452)
Gain from monetary position		32,110		26,933

		(88,124)		(140,633)

OTHER EXPENSE, NET		2,250		1,031

Loss before provision for asset tax		(49,416)		(98,942)
Asset tax		(790)		(675)

Net loss		(Ps50,206)		(Ps99,617)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2006)

	For the three months ended March 31,
	2005		2006
OPERATING ACTIVITIES:
Net loss		(Ps50,206)		(Ps99,617)
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization		219,389		238,069
Amortization of capitalized expenses from issuance of senior notes		6,833		6,649
Cost of labor obligations		—		2,667

		176,016		147,768

Changes in working capital:
Trade receivables, net		(44,865)		(11,927)
Due from affiliates and other related parties		(4,991)		58,850
Recoverable taxes and other receivables		5,156		(3,247)
Prepaid expenses and other assets		(19,311)		(41,836)
Accounts payable		15,649		(100,676)
Due to affiliates and other related parties		20,705		21,850
Accrued interest, expenses and other payables		120,802		177,793

Resources provided by operating activities		269,161		248,575

INVESTING ACTIVITIES:
Purchase of property and equipment		(74,438)		(92,537)
Deferred charges and other assets		(30,262)		(2,780)

Resources used in investing activities		(104,700)		(95,317)

FINANCING ACTIVITIES:
Senior notes		(101,719)		44,579
Notes payables and capital leases, net		64,002		(12,564)

Resources used in financing activities		(37,717)		32,015

Increase in cash and cash equivalents		126,744		185,273
Cash and cash equivalents, beginning of period		660,642		927,754

Cash and cash equivalents, end of period	Ps	787,386	Ps	1,113,027

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2006)

1.	ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V..

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 200 cities as of March 31, 2005.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession was modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

On November 17, 2005 SBC Communications Inc. (“SBC”), completed the acquisition of AT&T Corp. (the AT&T Acquisition), forming the “New AT&T.” As a result of the AT&T Acquisition, on November 30, 2005, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify corporate governance and certain other provisions. Alestra also amended the Amended and Restated Service Mark License Agreement with AT&T Corp. (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and its bylaws. Pursuant to the amendments to the Service Mark License Agreement Alestra entered into in connection with the AT&T Acquisition, Alestra is permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that Alestra meets certain conditions. During this time, Alestra has an initial 18 month period (the “Initial Transition Period”) in which Alestra covenants to develop, acquire, license or position new service mark for its services. At the end of the Initial Transition Period, in specified circumstances, and if Alestra is in compliance with these requirements, Alestra has an additional 18 month period (the “Extended Transition Period”) where Alestra has limited use of the AT&T service mark. After 24 months of the AT&T Acquisition, Alestra may only use the AT&T service mark together with its new service mark, and may only use it for reference purposes and always with the prior approval from the New AT&T. In connection with the provision the AGN Services, Alestra is allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing the New AT&T to terminate the license agreement in its sole discretion upon certain changes in Alestra´s ownership, if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,623,232 (US$304 million) of new Senior Notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,403,569 (US$287 million) of the Old Senior Notes and paid Ps1,304,503 (US$110 million) as a cash tender offer to extinguished Ps2,371,824 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps178,462,538 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2005 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts actual results could differ from those estimates.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to March 31, 2006 purchasing power by applying the corresponding restatement factor.

3.	CONTINGENCIES

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and Alestra’s senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin Alestra from consummating its exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. Subsequently, in an oral ruling, the court granted its motion for partial summary judgment on WRH’s claim that Alestra’s senior notes due 2006 and 2009 had been ipso facto accelerated and dismissed WRH’s cross-motion for partial summary judgment. In December 2003, WRH amended its complaint alleging, among other things, that it had elected to accelerate Alestra’s senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and 2009 moved to dismiss WRH’s amended complaint. On February 23, 2006 the litigation was transferred to a new judge who issued an order on March 16, 2006 suggesting the possibility to WRH to file a second amended complaint on or before April 28, 2006; if WRH so elects the defendants will be permitted to amend their prior motion to dismiss. If WRH were to succeed on its ipso facto acceleration claim, then the entire principal amount of Alestra’s senior notes due 2006 and 2009 of $83.0 million would become due and payable, or if WRH were to succeed on its elective acceleration claim, then the entire principal amount of Alestra’s senior notes due 2009 of $45.9 million would become due and payable; Alestra might not have sufficient liquidity available to pay the principal and interest due on those notes or the senior notes due 2009. In addition, such acceleration might cause a cross default under Alestra’s other indebtedness, including $298.1 million of the senior notes due 2010. While Alestra cannot make assurances regarding the outcome, Alestra has vigorously contested the U.S.litigation.

4.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2005		2006
Reconciliation of net (loss) income:
Net loss as reported under Mexican GAAP		(Ps50,206)		(Ps99,617)

U.S. GAAP adjustments:
Difference in interest expense		72,095		78,839
Reversal of debt issuance costs, net of amortization		927		927
Fifth amendment effect on depreciation expense		(21,033)		(25,524)
Reversal of preoperating expense amortization		57,912		57,912
Reversal of depreciation of capitalized comprehensive financing costs under Mexican GAAP and depreciation of capitalized interest under US GAAP		(2,023)		—
Severance payments		—		255

Total U.S. GAAP adjustments		107,878		112,409

Net income under U.S. GAAP	Ps	57,672	Ps	12,792

	Three months ended March 31,
	2005		2006
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,519,683	Ps	2,412,955

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,186,780)		(896,104)

Effect on debt issuance costs		(147,761)		(140,220)

Accumulated amortization of debt issuance costs		5,740		1,906
Fifth amendment effect on property and equipment		283,009		273,352
Preoperating expenses		(2,226,353)		(2,226,353)
Reversal of preoperating expenses amortization		1,760,390		1,992,040
Minority interest under Mexican GAAP		(2)		—
Adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		6,063		—
Severance payments		—		(20,713)

Total U.S. GAAP adjustments		(1,505,694)		(1,016,092)

Total stockholders’ equity under U.S.GAAP	Ps	1,013,989	Ps	1,396,863

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2005		2006
Balance at beginning of period	Ps	956,317	Ps	1,384,071
Net income for the year		57,672		12,792

Balance at end of period	Ps	1,013,989	Ps	1,396,863

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2005 and 2006 is as follows:

	2005		2006
Capital stock	Ps	11,543,271	Ps	11,543,271
Accumulated losses		(10,529,282)		(10,146,408)

Total stockholders’ equity under U.S. GAAP	Ps	1,013,989	Ps	1,396,863

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2005 and 2006:

	2005		2006
Net revenues	Ps	935,038	Ps	1,008,386
Cost of services (excluding depreciation presented separately below)		(319,721)		(379,601)
Administration and selling		(359,303)		(343,152)
Depreciation and amortization		(184,640)		(212,329)

Operating income		71,374		73,304

Comprehensive financial result:
Interest income		5,541		10,721
Interest expense		(44,797)		(27,070)
Exchange loss, net		(8,962)		(71,452)
Gain from monetary position		32,131		26,933

		(16,087)		(60,868)
Debt issuance costs, net		925
Other expense		2,251		1,031

Net income before asset tax		58,463		13,467
Asset tax		(791)		(675)

Net income for the period	Ps	57,672	Ps	12,792

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring are recorded as follows:

•	A gain of Ps 895,750 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps878,125 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps120,803 and the capitalization of Ps147,767 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps147,767 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps120,803 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of comprehensive financing costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Severance payments

In 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps23,045 over the remaining expected employee service period and consequently, as of March 31, 2006 has recognized a total liability and charge to earnings of Ps255. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the year ended December 31, 2005, the Company recorded for U.S. GAAP purposes the remaining expense not yet recognized under Mexican GAAP which totals Ps20,966.

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for three months ended March 31, 2005 and 2006 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to March 31, 2006 purchasing power.

	Three months ended March, 31
	2005		2006
OPERATING ACTIVITIES:
Net income	Ps	57,672	Ps	12,792
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(32,131)		(26,933)
Unrealized exchange gain (loss)		9,195		71,254
Depreciation and amortization		184,640		212,329
Allowance for doubtful accounts		12,054		9,525
Others provisions		—		17,881
Changes in operating assets and liabilities:
Current assets		(71,582)		63,064
Current liabilities		158,796		(140,275)

Cash flows provided by operating activities		318,644		219,637

INVESTING ACTIVITIES:
Purchases of property and equipment		(74,438)		(42,336)
Deferred charges and other assets		(30,263)		—

Cash flows used in investing activities		(104,701)		(42,336)

FINANCING ACTIVITIES:
Payments of bank loans		(6,678)		—

Cash flows used in financing activities		(6,678)		—

Net effect of inflation on cash and cash equivalents		(80,521)		7,972

Increase in cash and cash equivalents		126,744		185,273
Cash and cash equivalents, beginning of period		660,642		927,754

Cash and cash equivalents, end of period	Ps	787,386	Ps	1,113,027

Interest and taxes paid:
Interest paid	Ps	723	Ps	—
Asset tax paid		671		378

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza Chief Financial and Administrative Officer

Date: May 30, 2006